April 23, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Allison White, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Ms. White:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by telephone on March 23, 2020, regarding the post-effective amendment to the Natixis Funds Trust II (the "Registrant") registration statement on Form N-1A for the ASG Dynamic Allocation Fund (the "Fund"), which was filed with the Commission on March 2, 2020 (the "Registration Statement"). For your convenience, we have summarized each comment below, followed by the Registrant's response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on May

1, 2020.

Prospectus

1.Comment. Significant market events caused by the COVID-19 pandemic have taken place since the Registration Statement was filed. Please consider whether any disclosure needs to be revised or added in light of the pandemic. If not, please explain why.

Response. The Registrant has included disclosure to this effect in the "More About Risks" section of the prospectus under the heading "Recent Market Events Risk."

2.Comment. Please update the Series ID with the new name of the Fund ("ASG Multi-Asset Fund").

Response. The Registrant confirms that the updated Series ID with the new name of the Fund will be provided within the Fund's 485(b) filing.

3.Comment. Please provide the Staff with completed "Shareholder Fees" and "Annual Fund Operating Expenses" tables and a completed expense example before the effective date of the Registration Statement.

Response. Below, please find the completed "Shareholder Fees" and "Annual Fund Operating Expenses" tables and the completed expense example:

Shareholder Fees
(fees paid directly from your investment)	Class A	Class C	Class T	Class Y
Maximum sales charge (load) imposed on purchases
(as a percentage of offering price)	5.75%	None	2.50%	None
Maximum deferred sales charge (load) (as a percentage
of original purchase price or redemption proceeds, as
applicable)	None*	1.00%	None	None
Redemption fees	None	None	None	None

*A 1.00% contingent deferred sales charge ("CDSC") may apply to certain purchases of Class A shares of $1,000,000 or more that are redeemed within eighteen months of the date of purchase.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class T	Class Y
Management fees	0.70%	0.70%	0.70%	0.70%
Distribution and/or service (12b-1) fees	0.25%	1.00%	0.25%	0.00%
Other expenses	0.67%	0.68%	0.67%1	0.67%
Acquired fund fees and expenses2	0.05%	0.05%	0.05%	0.05%
Total annual fund operating expenses	1.67%	2.43%	1.67%	1.42%
Fee waiver and/or expense reimbursement3	0.47%	0.48%	0.47%	0.47%
Total annual fund operating expenses after fee waiver and/or
expense reimbursement	1.20%	1.95%	1.20%	0.95%

1

2

3

Other expenses are estimated for the current fiscal year.

The expense information shown in the table above differs from the expense information disclosed in the Fund's financial highlights table because the financial highlights table reflects the operating expenses of the Fund and does not include acquired fund fees and expenses. AlphaSimplex Group, LLC ("AlphaSimplex" or the "Adviser") has given a binding contractual undertaking to the Fund to limit the amount of the Fund's total annual fund operating expenses to 1.15%, 1.90%, 1.15% and 0.90% of the Fund's average daily net assets for Class A, Class C, Class T and Class Y shares, respectively, exclusive of brokerage expenses, interest expense, taxes, acquired fund fees and expenses, organizational and extraordinary expenses, such as litigation and indemnification expenses. This undertaking is in effect through April 30, 2021 and may be terminated before then only with the consent of the Fund's Board of Trustees. The Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed to the extent that expenses in later periods fall below the applicable expense limitations for Class A, Class C, Class T and Class Y shares. The Fund will not be obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fee/expense was waived/reimbursed.

If shares are redeemed:	1 year	3 years	5 years	10 years
Class A	$690	$1,028	$1,389	$2,401
Class C	$298	$712	$1,252	$2,730
Class T	$369	$719	$1,092	$2,138
Class Y	$97	$403	$732	$1,661
If shares are not redeemed:	1 year	3 years	5 years	10 years
Class C	$198	$712	$1,252	$2,730

4.Comment. Please clarify the second to last sentence in Footnote 3 to the "Annual Fund Operating Expenses" table to reflect that the adviser may be able to recover the waived fees and/or expenses if repayment does not exceed both (1) the expense ratio in place at the time such amounts were waived and (2) its current net expense ratio.

Response. The Registrant notes that the reference in the second to last sentence of Footnote 3 to the "Annual Fund Operating Expenses" table to "below the applicable expense limitations" encompasses both (1) the expense ratio in place at the time such amounts were waived and (2) its current net expense ratio.

5.Comment. Please confirm that expenses for short sales will be reflected in the "Annual Fund Operating Expenses" table (e.g., in "Other expenses" or a separate line item).

Response. The Registrant respectfully contends that this comment does not apply because the Fund will not physically sell any securities short. The Fund engages in short selling only through derivative instruments in which it invests.

6.Comment. Please clarify what is meant by "momentum signals" and "asset class correlations" as discussed in the "Principal Investment Strategies" section of the prospectus.

Response. "Momentum signals" are measurements of recent trends in asset prices. "Asset class correlations" are measurements of relationships between asset class prices. In response to this comment, the Registrant will revise the second paragraph of "Principal Investment Strategies" as follows within the 485(b) filing:

The Adviser uses a quantitative systematic approach to identify investment opportunities. The approach consists of overweighting and/or underweighting allocations to asset classes based on a number of factors, including momentum signals (measurements of recent trends in asset prices), the relative portfolio risks of various asset classes, asset class correlations (measurements of relationships between asset class prices) and/or market volatility. For example, the Adviser may overweight an asset class that demonstrates increasing momentum relative to other asset classes.

7.Comment. Considering that the Fund launched five years ago and has not yet launched a commodity subsidiary, is it still necessary to include the commodity subsidiary disclosure in the "Principal Investment Strategies" section of the prospectus? Please advise or revise.

Response. The Fund still anticipates registering a commodity subsidiary upon the attainment of approximately $100 million in assets under management ("AUM"). While it is true that the Fund launched on November 30, 2015, and is approaching its fifth year of existence, the Fund has yet to reach the $100 million AUM threshold (as of April 15, 2020, the Fund's AUM was $34.49 million). Because the Fund still intends to obtain investment exposure to commodities and commodity-related derivatives by registering and investing in a commodity subsidiary upon reaching the $100 million AUM threshold, the Registrant has respectfully determined that it is appropriate to retain the commodity subsidiary disclosure outlining the aforementioned plan within "Principal Investment Strategies."

8.Comment. Please confirm that when the commodity subsidiary commences investment operations, the Registrant will submit a 485(a) filing and provide additional disclosure about the types of commodity-related derivatives in which the Fund will invest.

Response. The Registrant will thoughtfully consider whether such disclosure should be added once the commodity subsidiary commences investment operations and, if appropriate, revise the referenced paragraph to include such disclosure within a 485(a) filing.

9.Comment. In response to a 2015 Staff comment, the Registrant stated that the Fund would not invest in securities acquired in a private placement, such as Rule 144A securities as a principal investment strategy. If this remains true, why are securities acquired in a private placement, such as Rule 144A securities, included as part of the "Liquidity Risk" disclosure in the "Principal Investment Risks" section of the prospectus? Please advise or revise.

Response. The Registrant confirms that investing in private placements (such as Rule 144A securities) is not a principal investment strategy of the Fund. As a result, the Registrant has revised the "Liquidity Risk" disclosure to remove discussion of securities acquired in a private placement and Rule 144A securities.

SAI

10.Comment. Please clarify whether the Fund's Rule 12b-1 plans are compensation- or reimbursement-type plans. See Item 19(g)(2) of Form N-1A.

Response. The type of Rule 12b-1 plan varies depending on the share class in which Fund assets are held. Specifically, the Fund's Class A shares have a reimbursement-type 12b-1 plan while the Class C shares have a compensation-type 12b-1 plan.

11.Comment. Please clarify who signed the signature page as comptroller or principal accounting officer. See Section 6(a) of the Securities Act of 1933, as amended (the "1933 Act").

Response. Pursuant to Section 6(a) of the 1933 Act, Michael C. Kardok signed the signature page as principal accounting officer. The Registrant will update Mr. Kardok's title on the signature page accordingly within the 485(b) filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust II

cc:Kirk D. Johnson, Esq. Michael G. Doherty, Esq. John M. Loder, Esq.